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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFW Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 36th Floor
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chung (212)751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name -- *if individual, state last, first, middle name*)

325 Columbia Turnpike, Suite 202	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

OATH OR AFFIRMATION

I, Antonio Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFW Associates LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Antonio Weiss
Signature

Managing Partner
Title

Gloria M. Temple
Notary Public

GLORIA MARY TEMPLE
Notary Public - State of New York
NO. 01TE6255225
Qualified In Nassau County
Certificate filed In New York County
My Commission Expires Jan 30, 2024

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFW ASSOCIATES LLC
FINANCIAL STATEMENT
DECEMBER 31, 2019

CONTENTS

AFW ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932
T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AFW Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFW Associates LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AFW Associates LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AFW Associates LLC's management. Our responsibility is to express an opinion on AFW Associates LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to AFW Associates LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Untracht Early LLC

We have served as AFW Associates LLC's auditor since 2018.

Florham Park, New Jersey
February 25, 2020

AFW ASSOCIATES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 1,884,043
Accounts receivable	166,667
Prepaid expenses	1,587
Total assets	$ 2,052,297

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to parent	$ 457,133
Accounts payable and accrued expenses	6,893
Total liabilities	464,026
Member's equity	1,588,271
Total liabilities and member's equity	$ 2,052,297

The accompanying notes are an integral part of this financial statement.

AFW ASSOCIATES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

AFW Associates LLC (the "Company"), a wholly owned subsidiary of AFWco LP ("AFWco"), is a Delaware limited liability company organized on June 19, 2017. On March 28, 2018, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to, mergers and acquisition advice and capital structure and restructuring advice.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with AFWco, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition – The Company derives revenues from financial advisory services including mergers and acquisition advice and capital structure and restructuring advice. Revenues from contracts with customers totaled $7,000,000 for the year ended December 31, 2019. The Company typically receives fixed, nonrefundable retainer payments for contracts with customers for these advisory services. Such fees are recognized monthly over the term of the agreement as the Company satisfies its performance obligations under the contracts. The Company's contracts may also include success fees and other discretionary fees which may be fixed or variable amounts which are typically recognized upon completion of a transaction or a deal as specified in the contract. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified in a contract, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constrains on variable consideration should be applied due to uncertain future events. For the year ended December 31, 2019, the Company recognized $1,000,000 of revenues from performance obligations satisfied at a point in time and $6,000,000 of revenue from performance obligations satisfied over time, all of which related to the Company's advisory services. The Company accounts for revenue under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued) - The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Accounts Receivable (Contract Asset) – Accounts receivable is stated at the amount management expects to collect from the outstanding balances from contracts with customers. As of December 31, 2019, accounts receivable from contracts with customers totaled $166,667. During the year ended December 31, 2019, the Company collected all amounts related to accounts receivable from contracts with customers as of December 31, 2018 totaling $4,666,667.

Deferred Income (Contract Liability) – Deferred income represents amounts received from customers in advance of the Company's performance obligations under its contracts with customers. As of December 31, 2019, there was no deferred income for contracts with customers. During the year ended December 31, 2019, the Company recognized $1,250,000 of revenues which represented deferred income for contracts with customers as of December 31, 2018.

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to AFWco's income tax returns. The Company is subject to New York City Unincorporated Business Tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, AFWco assumes all tax liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Use of Estimates- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease - In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. Effective January 1, 2019, the Company adopted ASU 2016-. 02. This standard did not have an impact on the Company's statement of financial condition, cash flows, or operating results.

Cash and Cash Equivalents- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with AFWco. Expenses, including but not limited to, rent, utilities, communications, market data, insurance, and payroll are allocated between the companies. Compensation and related expenses on the statement of operations includes salaries, discretionary bonuses, and other payroll taxes and benefits allocated to the Company by AFWco. In addition, this also includes an expense of $72,906 allocated to the Company by AFWco for profit sharing and employer contributions made to a 401k retirement plan created by AFWco. During 2019, AFWco allocated $766,887 of expenses to the Company. At December 31, 2019, the Company owed $457,133 to AFWco in connection with such agreement.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2019, the Company had net capital of $1,408,124, which was $1,377,189 in excess of its required net capital of $30,935. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

NOTE 5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6. CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. Four advisory deals accounted for 100% of the Company's revenue for the year ended December 31, 2019. Two of the four advisory deals accounted for 92% of the Company's revenue. At December 31, 2019, 100% of the accounts receivable was from one of those clients.

NOTE 7. INDEMNIFICATION

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2019, there were no such matters brought by or against the Company. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

NOTE 8. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness to others. The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2019, the Company had no other commitments or contingencies.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2020, the date the financial statements were available to be issued. No material subsequent events were identified that would require recognition or disclosure in the financial statements.